FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2014

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

YPF Sociedád Anonima

TABLE OF CONTENTS

ITEM

1	Translation of Q1 2014 Earnings Presentation.

2

1st Quarter 2014 Earnings Webcast May 9, 2014

Safe harbor statement under the US Private Securities Litigation Reform Act of 1995.
This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform
Act of 1995.
These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives of YPF and its management, including statements with respect to YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond YPF’s control or may be difficult to predict.
YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates with the Securities and Exchange
Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects”
in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013 filed with the US Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur.
Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.
These materials do not constitute an offer for sale of YPF S.A. bonds, shares or ADRs in the United States or otherwise.
Disclaimer

Contents Q1 2014 Results Financial Situation YSUR – Yacimientos del Sur Summary 1 2 3 4 3

Revenues of ARS 30.7 bn (+65% vs. Q1 2013)
Crude oil production 241.6 Kbbl/d (+6.8%)
Natural gas production 37.2 Mm3/d (+18.5%)
Crude processed 275 Kbbl/d (-4.5%)
Operating Income was ARS 4.4 bn (+73%)
Net Income was ARS 2.9 bn (+129%)
Total Capex
2
was ARS 9.7 bn (+127%)
Q1 2014 Results Highlights
Acquisition of:
Adj. EBITDA
1
reached ARS 8.4 bn (+76%)
Operating cash flow topped 6.7bn (+78%)
100% of all Apache Group assets in Argentina
38.45% of UTE Puesto Hernández
(1) See description of Adj. EBITDA in  footnote (2) on page 5
(2) Excludes acquisitions of YSUR and 38,45% interest in
Puesto Hernández joint venture

Despite the 52% depreciation of the peso, Revenues, Adj. EBITDA and
Operating Income presented solid y-o-y growth.
Revenues
(1)
(MUSD)
Operating Income
(1)
(MUSD)
Adj. EBITDA
(1) (2)
(MUSD)
+8.4%
+14%
+16.1%
Q1 2014 Results Expressed in US Dollars
5
3,727
4,040
Q1 2013 Q1 2014
949
1,102
Q1 2013 Q1 2014
507
578
Q1 2013 Q1 2014
(1)
YPF financial statement values in IFRS converted to USD using average FX of 5.0 and 7.6 for Q1 2013 and Q1 2014, respectively
(2)
Adjusted EBITDA  = Net income attributable to shareholders + Net income for non controlling interest - Deferred income tax - Income tax - Financial income (Losses) gains on liabilities - Financial income gains (Losses) on assets - Income on investments in companies + Depreciation of fixed assets + Amortization of intangible assets

In million of ARS
Q1 2014 Operating Income
Revenue growth drove Q1 2014 Operating Income increase of 73%.
Other
expenses
2,533
4,384
12,030
11
-4,567
-2,776
-1,735
-
991
-121
Q1 2013 Revenues Other costs
of sales
Purchases DD&A SG&A Exploration
expenses
Q1 2014

Q1 2014 Operating Income
Solid performance across both business segments resulted in balanced growth and margin expansion.
In million of ARS
2,533
4,384
1,243
1,141
-533
Q1 2013 Downstream Upstream Others Q1 2014

Q1 2014 Upstream Results
Upstream Operating Income reached 3,013 MARS (+61%) due to higher revenues driven by the increase of both crude oil and natural gas production and by higher prices in pesos.
In million of ARS
(1) Includes stocks variation and purchases for -650 MARS, SG&A for -165MARS, exploration expenses (without YPF Chile) for -94 MARS and others for -25 MARS.
Other
expenses
1,872
3,013
6,010
190
-2,042
-1,353
-934
-730
Q1 2013 Revenues Affiliates Production
costs
DD&A Royalties Q1 2014
1

Crude oil production
(1)
(Kbbl/d)
Natural gas production
(1)
(Mm  /d)
Q1 2014 Upstream Results –
Production
(1) Q1 2014 includes production by YSUR of 10.4 Kboe/d (2 Kbbl/d of crude oil, 1.3 Mm3/d of natural gas) and by Puesto Hernández of 3.94 Kbbl/d of crude oil.
Total production
(1)
(Kboe/d)
+6.8%
+18.5%
+10.7%
Fourth consecutive quarter of production growth.
Total y-o-y production growth of 10.7%, 6.8% in crude oil and 18.5% in natural gas.
9
226.3
241.6
31.4
37.2
478.3
529.7
Q1 2013 Q1 2014
Q1 2013 Q1 2014 Q1 2013 Q1 2014
3

Q1 2014 Upstream Results –
Production
Crude oil production
(kbbl/d)
Natural gas production
Solid conventional production increase, y-o-y increase of 5.9% in crude oil and 11.2% in natural gas, coupled with inorganic growth and continued Shale and Tight progress.
YSUR + Puesto Hernández Tight + Shale Conventional
30.7
32.3
34.7
33.2
32.8
0.7
0.7
0.9
2.3
3.1
Q1 13 Q2 13 Q3 13 Q4 13 Q1 14
222.1
222.8
227.2
229.9
229.2
4.2
5.4
7.9
9.4
6.4
Q1 13 Q2 13 Q3 13 Q4 13 Q1 14
6
1.3
(Mm  /d) 3

Solid conventional production increase, y-o-y increase of 5.9% in crude oil and 11.2% in natural gas, coupled with inorganic growth and continued Shale and Tight progress.

Q1 2014 Downstream Results
Downstream Operating Income grew 102.7% in Q1 2014, due to higher revenues both in the domestic market and in the export market.
In million of ARS
11
1,210
2,453
10,546
Q1 2013 Revenues Purchases Production
costs
SG&A DD&A Affiliates Q1 2014
-32
-173
-444
-878
-7,776

-4.5%
Crude processed
(kbbl/d)
Domestic sales of refined products
(Km )
+2.8%
Q1 2014 Downstream Results -
Sales
+6%
-1.4%
Solid demand reflected in an increase in volumes sold; slight market share growth.
288
275
Q1 2013 Q1 2014 Q1 2013 Q1 2014
3,889
3,999
Others
LPG
Fuel Oil
JP1
Gasoline
Diesel

3

Q1 2014
Capex
1
(1) Economic capex figures as expressed in Note 2.g of Q1 2014 YPF financial statements.
Purchase of YSUR and 38.5% of Puesto Hernández for ARS 6,524 million not included.
(2) End of period active rigs.
+279%
4,282
In million of ARS
16,246
Downstream
Upstream
Progress of the new coke unit
at the La Plata Refinery
Neuquina basin: Loma La Lata,
Loma Campana, Aguada Toledo,
and Chihuido Sierra Negra
Golfo San Jorge basin:
Manantiales Behr, El Trébol
and Los Perales
Drilling
rigs
(2)
25
36
42
46
52
58
63
65
69
Q1 12 Q2 12 Q3 12 Q4 12 Q1 13 Q2 13 Q3 13 Q4 13 Q1 14
+176%
6,524
9,722
+127%
Q1 2013
Q1 2014
Acquisitions
Others
Downstream
Upstream

Contents Q1 2014 Results Financial Situation YSUR – Yacimientos del Sur Summary 1 2 3 4 14

In million of ARS
(1) Includes effect of changes in exchange rates.
(2) Effective spendings in fixed assets acquisitions during the quarter .
(3) Net debt to Adj.EBITDA calculated in USD, Net debt at period end FX of 7.95 and Adj. EBITDA LTM at 6.1; 4,473 / 4,448 = 1.01.
Q1 2014 Cash Flow From Operations
Cash flow from operations grew 78% against Q1 2013.
Sound capital structure (Net Debt / Adj. EBITDA LTM of 1x)
3
.
2
+78%
15
10,713
3,109
11,500
6,715
1,872
16,191
Cash at the
beginning of Q1
2014
Cashflow from
operations
Net financing Capex
Cash at the end
of Q1 2014
Cash at the end
of April 2014
1
3,770
6,715
Q1 2013 Q1 2014

Cash
4/30/2014
2014
(May - Dec)
2015 2016 2017 2018 2019 +2020
8%
14%
78%
Peso denominated debt 32%
Financial debt amortization schedule
(1) (2)
(MUSD)
Average interest rates of 24.14%
in USD and 6.74%
in ARS
(1) As of April 30, 2014    /   (2) Converted to USD using April 30, 2014 FX of 8
Cash position larger than full year debt maturities.
Continued to extend average life of debt.
Financial Situation Update
1
Trade facilities
Term Loans
Senior Bonds
and Notes
Average life of almost 4 years

Contents Q1 2014 Results Financial Situation YSUR – Yacimientos del Sur Summary 1 2 3 4 17

Actual figures
YSUR
Argentina
Buenos Aires
Neuquen
Basin
Austral
Basin
49.1 Kboe/d production
(1)
•
•
•
Capex 250 MUSD
3 to 4 drilling rigs at year end
(1) Average daily production of the 19 days  consolidated.
(2) Full Q1 2014 figures.
Revenues
(2)
: 977
MARS
Operating Income
(2)
: 159
MARS
EBITDA
(2)
: 472
MARS
Crude oil price: 73.8
USD/bbl
Natural gas price: 3
USD/Mbtu
Preliminary 2014 plan
+30 wells to be drilled
2 drilling rigs
YSUR - Yacimientos del Sur
9.8 Kbbl/d of crude
6 Mm /d of natural gas
1.7 Kbbl/d of NGL

3

Contents Q1 2014 Results Financial Situation YSUR – Yacimientos del Sur Summary 1 2 3 4 19

Summary
Increased results and margins in dollar terms
Increased hydrocarbon production more than 10%
Solid demand; volume and price increases
Strong operating cash flow; Proven access to debt capital markets
Continued full scale development of Loma Campana with Chevron
Started integration of YSUR with very favorable prospects
Crude Oil
+5%
Natural Gas
+18%
Full Year
2014

1 Quarter 2014 Earnings Webcast Questions and Answers st

1st Quarter 2014 Earnings Webcast May 9, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: May 9, 2014	By:	/s/ Alejandro Cherñacov
	Name: Title:	Alejandro Cherñacov Market Relations Officer